SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cadiz Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127537207
(CUSIP Number)

Marc Robert, Chief Operating Officer

Water Asset Management, LLC

509 Madison Avenue, Suite 804

New York, New York 10022

(212) 754-5132

with a copy to:

Marc Weingarten, Esq. & Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127537207	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Water Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,704,054 shares of Common Stock (including 268,810 shares of Common Stock underlying convertible notes)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,235,972 shares of Common Stock (including 268,810 shares of Common Stock underlying convertible notes)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,235,972 shares of Common Stock (including 268,810 shares of Common Stock underlying convertible notes)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 127537207	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON TRF Master Fund (Cayman) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,704,054 shares of Common Stock (including 268,810 shares of Common Stock underlying convertible notes)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,235,972 shares of Common Stock (including 268,810 shares of Common Stock underlying convertible notes)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,235,972 shares of Common Stock (including 268,810 shares of Common Stock underlying convertible notes)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 127537207	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2018 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (“Common Stock”), of Cadiz Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 1, 2018, Water Asset Management entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, among other things, the parties agreed that the Issuer would expand its Board of Directors (the “Board”) from nine to eleven members and add two new members to the Board designated by Water Asset Management. The two Water Asset Management designees are expected to be named by the end of May 2018 and join the Board immediately. All eleven members of the Board will be subject to a vote of the Issuer’s stockholders at the Issuer’s 2018 annual meeting of stockholders. The two Water Asset Management designees will qualify as independent directors under the applicable independence rules of the Nasdaq Global Market and at least one Water Asset Management designee will be assigned to serve on each of the committees of the Board. Once the two Water Asset Management designees are named, Water Asset Management will continue to have the right to designate up to two directors to the Board for as long as it maintains certain ownership levels in the Issuer’s Common Stock. As long as the Corporation Agreement is in effect, Water Asset Management has agreed to vote its shares of Common Stock in favor of the election of the slate of directors nominated by the Board at each annual or special meeting of stockholders of the Issuer.

The foregoing summary of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is referenced as Exhibit 2.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon a total of 23,220,266 shares of Common Stock outstanding as of April 23, 2018, as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on April 27, 2018.

Water Asset Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has dispositive authority over the 3,235,972 shares of Common Stock (including 268,810 shares of Common Stock underlying convertible notes) and voting power over the 2,704,054 shares of Common Stock (including 268,810 shares of Common Stock underlying convertible notes) reported herein.

CUSIP No. 127537207	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

An affiliated investment fund for which Water Asset Management serves as investment manager holds $1,814,472 in aggregate principal amount and accrued interest of convertible notes that mature on March 5, 2020. Such principal amount and accrued interest are convertible into shares of Common Stock at $6.75 per share at the election of Water Asset Management at any time and from time to time.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 2	Cooperation Agreement, dated May 1, 2018 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 3, 2018)

CUSIP No. 127537207	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 3, 2018

WATER ASSET MANAGEMENT, LLC

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer

TRF MASTER FUND (CAYMAN) LP

By:	Water Investment Advisors (Cayman), Ltd., its general partner

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer

WATER INVESTMENT ADVISORS (CAYMAN), LTD.

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer